Grain Dealers

Regulation Crowdfunding

01:27

Goal: $300,000 up to $1,070,000

Investment type: Equity stake

Min Investment: 75 shares = $480
150 shares = $960
450 shares = $2,880
780 shares = $4,992
1560 shares = $9,984

Coming Soon!

Start date: April 1, 2022

End date: June 30, 2022

View Map

Why fund our local story

- Support the revitalization and economic resurgence of downtown Dunn, NC
- Bringing a historically pivotal building back to life
- Only Brewery + Restaurant within 20 miles
- Providing beer, food & entertainment for a self-proclaimed community-centered city
- Opportunity for the community to own real estate and the brewery + restaurant

Overview

The History

A downtown with a history of growth, ripe for redevelopment

In the early 1900s, Dunn blossomed into a bustling logging town, quadrupling its population over a 20 yr period thanks to thriving logging and turpentine distilling industries. At the center of this economic boom was Dunn Lumber Company, which launched in 1900. Dunn Lumber Co. not only provided jobs for the area and revenue for the city but quite literally built the town around it with the finished lumber it manufactured out of local timber.


NEW ENTERPRISE
FOR DUNN, N. C.



Dunner Lumber Co. Given a Charter Yesterday by the Secretary of State

A new enterprise for Dunn, Harnett county, was given corporate life yesterday by the secretary of state. It was the Dunn Lumber Company, the capital of which is $125,000 authorized and $22,000 subscribed. The business specified in the articles of agreement is the manufacturing of sash, doors, blinds, mantels, window and door casings, mouldings and all kinds of building material; also general contract, building development of timber lands, etc. The incorporators are E. F. Young, M. T. Young, J. L. Hines, B. C. Hutcherson and others.

As people and businesses flocked to Dunn, more opportunity was created. While Dunn Lumber Company later closed, the plant continued in operation under Southern Lumber Company. Over the years, the building was continually part of local commerce, later used as a wagon storage site and in the 1950s was converted to a cotton gin. Today the building still stands as an icon of the prosperity it helped create for the town.



The Problem

No economic anchor for local businesses in the Dunn area

The lumber and turpentine industries faded, but the population of Dunn has steadily increased, widening the gap between demand for local businesses and the availability of them. Despite the proximity to a large transient population and the size of the location population, Dunn has been left without an anchor for its local business community.

Without this anchor, downtown is not only missing out on local and traveler spending but it's held back from attracting additional businesses to the area, creating a self-perpetuating stagnation cycle:


Not enough family friendly night life
Travelers on I-95, US-301 & US-421 have few reasons to stop
Not viewed economically active enough for other businesses to move in

All the right components are in place for economic flourishing, but a "First-Mover" establishment is needed first to catalyze growth for the area.

The Solution

A welcoming brewery, restaurant & entertainment venue. A gathering place for the local community and visitors.

We're creating the city of Dunn's first and only craft brewery restaurant. It will serve a previously untapped market and build a foundation for future economic development in

previously untapped market and build a foundation for future economic development in our town. Along with our rotating taps with handcrafted brews, we'll be dishing out a full culinary experience with a broad menu stocked full of favorite local dishes. To round out the experience, our brewery and bar will enclose a spacious courtyard full of yard games and open-air seating. The courtyard is just the beginning of the entertainment though, we're building out a full concert stage and seating area to host live entertainment from all over. This additional space will not only entertain guests and attract travelers but will offer additional revenue streams via ticket sales and venue rental.


GRAIN DEALERS

The Beers

We've set up a survey on our website for future customers to voice their opinions on preferred beer styles and flavors. We'll develop those with the head brewer once they're hired, a process we want community involvement in as well. We plan to use local history to name some of the beers (prominent citizens, historical figures, etc.)

The Property

As part of our development, we plan to acquire the property the building and event space sits on. This will give everyone who invests in this campaign the unique opportunity to own real estate in Dunn. Because property ownership hasn't always been accessible to everyone here, we want to use this project to open the door and allow the entire community to become owners in their hometown.

The Market Opportunity

A beer-loving downtown "where community matters"


Located for Business, Commun
Not Secure
dunn-nc.org
north carolina
DUNN


Home
Government
Departments
Services
Resources
where community matters

Our goal is to make good on Dunn's slogan:

> **"Where community matters."**

We're giving our city and county neighbors a place to gather, eat, drink and build community.

The direct market we're serving includes the city populations of Dunn, Erwin, Coats, and Benson. Because of Dunn's central location though, we're uniquely positioned to tap into the greater areas of Harnett, Sampson, Johnston, and Cumberland counties. These populations within a 10-mile range make up roughly 52,000 people.

- 52,000 residents within 10 miles
- 4 County draw
- No other brewery restaurants


WAKE
WILSON
Johnston
LEE
Harnett
WAYNE
Sampson
Cumberland
DUPLIN
BLADEN

In addition to the local resident market, we're a short quarter-mile walk from downtown and our location sits near two highly trafficked thoroughfares for the state: Highway 421 and the newly renovated Interstate 95.


.25 Miles from downtown
1 Mile from I-95
N Clinton Ave
E Cumberland St
E Cleveland St
E Townsend St
Burke St
Jackson St
E Carr St
Railroad Ave
N Wilson Ave
E Broad St
E Edgerton St
E Harnett St
N Lee Ave
E Divine St
E Pearsall St
S Magnolia Ave
S Elm Ave
S Washington Ave
S Wilmington Ave
E Canary St
E Bay St
Resthaven Memorial Park
Hampton Inn Dunn
E Pope St
Best St
55
73
95

- 58,000 daily cars on 1-95
- 20,000 daily cars on Hwy 421 (E Cumberland St.)
- .25 mile walk to downtown

One of the most compelling aspects of the market is North Carolina's proven appetite for craft beer. NC ranks 9th in the country for the number of breweries with 359. We also rank 8th in production, showing an intense and growing appetite for craft beer.

In fact, while some states shrank, North Carolina added 26 breweries in 2020 through all its challenges. Despite a statewide boom for craft beer though, Dunn residents are currently faced with a long drive to Fayetteville or Raleigh in search of a quality brewery/restaurant experience. We're excited to include our community in the growing opportunity that craft beer has been for our state.

North Carolina Beer by the numbers

4.6 Breweries per capita

Our target market needs 2.5 Breweries to meet this average

(we have 0 now)

Dunn sits 21 miles

359 NC Breweries

With a $2.8B economic impact

Ranking 9th in the country

Those breweries produce 912,589 Barrels of Craft Beer per Year

From the nearest

Brewery Restaurant

Ranking 8th in the country

The Space

We've got 1.37 acres to play with, plus 3.75 open acres to the north

Our Brewery, Restaurant and Event space is located at the historic Dunn Lumber Company site. This spacious location gives us a blank canvas to craft our story while restoring this former source of economic vibrance for our community.


VANCE
FAYETTEVILLE
HARNETT
RAILROAD
ATLANTIC COAST LINE R.R.
DUNN LUMBER CO.
57
Steam Dry Kiln
Lumber Shed
Lumber Shed
Glazing & Storage
Sawing & Planing Mill.

Historic Site Plans

Dunn Lumber Co.

Proposed


Concert seating

Proposed Site Plans



Food truck park
Silos
Stage
Brick Wall
Courtyard
Brewery
Parking
Bar
Kitchen
Dining Area



Railroad
70'
Kitchen
2100sq ft
30' 1/16"
20' 1/8"
130'
Bar
1600sq ft
Dining Area
5000sq ft
99' 11 15/16"
Road
49' 11 7/8"

Proposed Building Layout

Bar

The 1,600 sq ft space will be split: 800 sq ft for the bar & staff, plus 800 sq ft for bar seating. At 15 sq ft per person, the bar will seat over 50 patrons.

Dining Area

At 15 sq ft per person, the 5,000 sq ft dining area will comfortably accommodate at least 330 people

Kitchen

At a recommended 5 sq ft per seat, the 330 diners require at least 1,650 sq ft. Our proposed 2,100 sq ft full kitchen provides more than enough room.

Transition Areas

There will be several entry/exit areas that won't figure into usable space. These areas will create easy access points to the parking and courtyard areas.

Business Model

Our strategic approach to creating a destination attraction

Our business model is to create a destination community gathering place that serves as a platform to sell great beer, food, and experiences to both local and visiting populations. Because of the size, location, and flexibility of our space, we're able to draw from multiple revenue streams while keeping a relatively simple operation.

Four Distinct Revenue Streams

- 5% Merch Sales
- 10% Restaurant Lease
- 20% Venue & Events
- 65% Craft Beer Sales

Buildout Phases

Phase 1

Renovate the building walls & roof while adding basic plumbing & electrical components. We'll also establish the parking lots and traffic flow. These components allow the space to be used as a rentable venue.

Phase 2

After Phase 1, We'll develop the fully functioning commercial kitchen space. This will include firewall, refrigeration, and equipment installation with tie-ins to water, electric, and gas components.

Phase 3

Phase 3 builds on the first 2 phases with the completion of the brewery building and all of its brewing equipment. This phase will also establish the entertainment space including our Silos Stage and Concert Seating area.

Marketing

During our construction and after opening we will maintain our focus on engaging the community and keeping our audience up to date with all the latest happenings.

Channels we're using:

- **Digital Assets** like Facebook & a website have already been set into motion. We will use these as well as business listing to enhance visibility.
- **Digital ads** on Google & Facebook will expand our online audience with local targeting.
- **Physical ads** via newspapers, billboards & postal flyers will grab the attention of travelers & locals alike.
- **Public Relations** with videos and interviews as well as collaborations with other news/marketing sources will be used to gain visibility as quickly as possible.
- **Incentives** will be given to customers who ‘like & share’ content in order to expand the visibility and popularity of our brewery.

Timeline

A stable & achievable pathway to success



JUL 2022

Successfully Close VICINITY Campaign

AUG 2022

Building Purchase & Engineering Plans Submitted For Permits

SEP 2022

Major Construction Begins

OCT 2022

Hiring & Restaurant Recruitment Begins

FEB 2023

Major Construction Complete

MAR 2023

Brewing Commences

APR 2023

Construction Finalized/


Soft Opening
OPEN
MAY 2023
Grand Opening

Bonus Features

A few extra wins that will help us succeed

- We're pursuing available funding from the NC Dep. of Commerce Vacant Building Rehab Grant - which could include wall repair, roof work, HVAC installation, and electrical / plumbing work.
- There are historically appropriate building materials on-site already including timber & brick that could be used in the renovation process for the repairs, patio brick wall, and bar.
- I-95 has been recently renovated, increasing the traffic & potential customers to our location.

Investment Summary

Terms

- This offering is for an **equity stake** in the form of **LLC Membership Units** in Grain Dealers, LLC.
- Offering up to **25%** ownership in Grain Dealers, LLC.
- There will be an **80/20 split on profits** to capital vs. non-capital investors until capital has been repaid. Pro rata profit sharing after investment repayment.
- The unit(share) price is **$6.40**
- The minimum investment is **$480**
- The goal raise is up to **$1,069,996.80**

Use of Funds Overview

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount ($300K) Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount (~$1.07M) Raised
Purchase & basic fit-out	83.3%	250,000	23.4%	250,000
HVAC			18.7%	200,000
Brewery Building			9.3%	100,000
Additional Upfit			21.0%	225,000
Operating Expenses & contingencies	9.7%	29,000	20.6%	220,096.80
Intermediary Fees	7.0%	$21,000	7.0%	$74,900
Total	**100%**	**$300,000**	**100%**	**$1,069,996.80**

Our People



Wesley Johnson, Founder, CEO

Versed in commercialization and focused on community development, I strive to



Lee Honeycutt, Founder, COO

Lee Honeycutt is a Dunn native with strong business and personal ties to the community

Incolo, Business Consultant

Incolo is on a mission to create a level playing field by helping founders build businesses which have a

tie together modern digital tools with a range

Read More

including surrounding counties. His

Read More

scaling impact on those around them..

Read More

Common Questions

Will you be distributing your beer outside of the brewery?

As an economic development driver, we anticipate primarily serving our beer in our venue and other local venues with no anticipated effort to expand beyond the Dunn area.

Financial Highlights

Key Assumptions

- **Beer sales** of 4 barrels per month steadily rising to 30 barrels in first year (1,000 up to 7,500 pints) at $1,000 per barrel revenue
- **Restaurant partner** acquired with grand opening in May 2023.
- **Venue rental** target of 80 rentals in 2024 and 100 rentals (roughly 8 per month) in 2025.

Sample Pro Forma

These projections are not a guarantee of actual financial performance. The Company anticipates that there will be differences between the projections and the Company's actual results, so investors should not place undue reliance on the projections. See disclosures filed with the Form C for more details.

Revenue


$2M
$1.5M
$1M
$500K
$0
2022
2023
2024
2025
2026

Net profit by year


$750K
$500K
$250K
$0
($250K)
2022
2023
2024
2025
2026

Every investment carries risks, including the risk of losing some or all of your money. Vicinity does not predict or project performance, and the performance of any specific investment will vary.

Docs

Grain Dealers Sub. Agreement Download (https://api.norcapsecurities.com/tapiv3/uploads/9f6f1644-1a6b-4101-a6b9-86ed9f2ad6ca_90328_11541840646.pdf)

Risks

Need to establish new and maintain existing customer relationships

The market for the Company's products and services is rapidly evolving. The Company is unable to predict

whether its products and services will continue to satisfy new and existing customer demands or if they will be supplanted by new products and services. The Company's efforts to market and sell its services could be significantly affected by competitive and technological developments. If this occurs and if the Company is unable to adapt quickly enough to the change, it may fail to develop additional customer relationships, and maintain those relationships, and its business, financial condition and results of operations could be materially adversely affected.

Building Acquisition

The Company does not currently own the building and may not be able to execute the business plan or would have significant changes required if unable to acquire.

Execution Risk

This project requires significant redevelopment work to use the building for any purpose, including the intended purpose within our business plans. If the Company is unable to complete this work, we will not be able to operate as intended or at all.

Price Volatility Risk

As a construction/redevelopment project, the company must purchase building materials and pay for labor that is subject to significant price volatility in the current market conditions. Fluctuations in these prices may present significant risks to the overall cost, use of funds, and ultimate completion of this project to get the Company operational.

See Form C Disclosures for additional risks

Disclosures

- Grain Dealers Brewery, LLC has filed a Form C with the SEC which can be found here.
- Vicinity will be compensated upon a successful raise at 7% of the total amount raised.
- There is no cost for investors to invest, though Vicinity will receive a 1% transaction fee on all payments from Grain Dealers Brewery, LLC to investors that will be withheld from the payment to investors.

Resources

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Educational Materials (https://vicinitycapital.com/educational-materials/)
Vicinity Views (https://vicinitycapital.com/vicinityviews/)

About Us

Contact (https://vicinitycapital.com/about/#conta
About (https://vicinitycapital.com/about/)
FAQs (https://vicinitycapital.com/faq/)

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